B APPROVAL
OMB Number: 3235-0116 Expires: July 31, 2008 Estimated average burden hours per response................. 6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        March 13, 2006

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	March 16, 2006	By	/ s / Michael Abrams
(Signature)*
Michael J. Abrams, President & CEO
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AnorMED Inc. 200 – 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

ANORMED SPECIAL SHAREHOLDER MEETING

POSTPONED UNTIL APRIL 18, 2006

For Immediate Release:	March 13, 2006

Vancouver, B.C. – AnorMED Inc. (TSX:AOM, AMEX:AOM) announced today that the upcoming special shareholder meeting has been postponed from April 11, 2006 and is now scheduled for April 18, 2006 in Vancouver. The record date of the special shareholder meeting, February 28, 2006, remains the same.

The special meeting of shareholders was requisitioned by various entities ("the Requisitionists") managed by Felix J. Baker and Julian C. Baker for the purposes of replacing the existing Board of Directors.

The postponement will allow for ongoing negotiations with the Requisitionists to continue in the ongoing attempt by all parties to reach a resolution so that the special shareholder meeting will not be required.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements or forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements or information regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words “anticipates, “believes”, “budgets”, “could”, estimates”, expects,” forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

For further information: Dr. Michael Abrams President & CEO Tel: 604 – 530 --1057 E-mail: mabrams@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: 604 – 532 – 4667 Cell : 604 – 763 - 4682 E-mail : ewhiting@anormed.com

Computershare Trust Company of Canada

510 Burrard Street, 3rd floor

Vancouver, BC V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

March 13, 2006

Dear Sirs:

All applicable Exchanges, Commissions and CDS & Co.

Subject:

ANORMED INC. -- AMENDED

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	0359101080/CA0359101080/COMMON
3.	CUSIP/Class of Security entitled to vote	0359101080/CA0359101080/COMMON
4.	Record Date for Notice	28 Feb 2006
5.	Record date for Voting	28 Feb 2006
6.	Beneficial Ownership determination date	28 Feb 2006
7.	Meeting Date	18 Apr2006
8.	Meeting Location	Vancouver BC

Yours Truly

/ s / Linda Kelly

Meeting Specialist

Computershare Investor Services Inc.

3rd Floor, 510 Burrard Street

Vancouver, B.C. V6C 3B9

Tel: 604.661.9400 Ext 4083

Fax: 604.661.9401